Issuer Free Writing Prospectus Pursuant to Rule 433 to Preliminary Prospectus Supplement dated June 20 2016 to Prospectus dated June 20, 2016. Registration Statement No. 333-212120

BOK Financial Corporation

$150,000,000

5.375% SUBORDINATED NOTES DUE 2056

Issuer:	BOK Financial Corporation

Securities:	5.375% Subordinated Notes due 2056

Security Type:	Subordinated Notes

Anticipated Ratings*:	Standard & Poor’s: BBB Moody’s: A3 Fitch: A-

Minimum Denominations:	$25 and integral multiples of $25 in excess thereof

Trade Date:	June 20, 2016

Settlement Date (T+5):	June 27, 2016

Maturity Date:	June 30, 2056

Underwriting Discount:	$0.7875 per $25.00 principal amount for sales to retail investors $0.50 per $25.00 principal amount for sales to institutional investors

Principal Amount:	$150,000,000

No Over-Allotment Option:	The Issuer has not granted any over-allotment option to the underwriters.

Proceeds (after underwriting discount and before expenses):	$145,390,000

Price to Public:	$25.00 plus accrued interest, if any, from June 27, 2016 to the date of delivery.

Coupon:	5.375%

Interest Payment Dates:	Quarterly on March 30, June 30, September 30 and December 30, commencing on September 30, 2016.

Record Dates:	Interest payments on the notes will be made to the holders of record at the close of business on March 15, June 15, September 15 and December 15, as the case may be, immediately preceding the applicable interest payment date, whether or not a business day.

Optional Redemption:	The Issuer may elect to redeem the Securities, in whole at any time or in part from time to time, on or after June 30, 2021, at a redemption price equal to the principal amount of the Securities to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption. Any such redemption will be subject to the prior approval of the Board of Governors of the Federal Reserve System.

Listing:	The Issuer intends to apply for this listing of the notes on the NASDAQ Global Select market under the symbol BOKF-L. If approved for listing, the Issuer expects the notes to begin trading on NASDAQ within 30 days after the Settlement Date.

CUSIP; ISIN:	05561Q 300; US05561Q3002

Joint Book-Running Managers:	Morgan Stanley & Co. LLC BOSC, Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Wells Fargo Securities, LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time. Each credit rating should be evaluated independently of any other credit rating.

The Issuer has filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the joint book-running managers will arrange to send you the prospectus if you request it by calling or e-mailing Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649 or prospectus@morganstanley.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322 or dg.prospectus_requests@baml.com or Wells Fargo Securities, LLC toll-free at 1-800-645-3751 or wfscustomerservice@wellsfargo.com.